United States Securities and Exchange Commission
Washington, DC 20549

Notice of Exempt Solicitation

1.	Name of Registrant:

RESTAURANT BRANDS INTERNATIONAL

2.	Name of persons relying on exemption:

THE ACCOUNTABILITY BOARD, INC.

3.	Addresses of persons relying on exemption:

401 Edgewater Pl #600, Wakefield, MA 01880

4.	Written materials:

The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made in the interest of public disclosure and consideration of these important issues.

April 28, 2025

Dear fellow RBI shareholders,

We write with regard to our two proposals being voted on at RBI’s upcoming annual meeting: Proposal 6, which spotlights what we believe to be the company’s improper classification of 3G-affiliated directors as independent and Proposal 5, which spotlights what we believe to be the company’s inadequate response to food waste.

PROPOSAL 6: DIRECTOR CLASSIFICATION

First, we note that although the Board claims our proposal “overlooks the alignment of interests that can come from having directors who are affiliated with long-term, committed shareholders,” this is both a red herring and inaccurate. To be clear, our proposal doesn’t question whether 3G-affiliated shareholders should be directors, but just whether they’re truly independent directors.

Similarly, the Board claims our proposal “disregards the comprehensive process RBI already has in place, which considers the attributes that a director brings to the Board and balances them among all other considerations in determining the right director nominees for the company.” But our proposal doesn’t question whether RBI’s nominees are “the right director nominees for the company”—just the decision to classify certain ones as independent.

In any event, far from disregarding RBI’s process, our proposal is entirely related to its process—insofar as the proposal focuses on the fact that the company’s process has resulted in RBI repeatedly classifying 3G-affiliated directors as independent.

In defending its process, the Board’s opposition statement leans heavily on the independence standards set forth by the New York Stock Exchange (NYSE) and applicable U.S. and Canadian securities laws. Even the supposedly “thorough evaluation” of its director nominees described in the opposition statement merely resulted in the Board determining that nine nominees “meet the independence standards of the NYSE and applicable U.S. and Canadian regulations.”

But complying with minimum listing standards and legal requirements isn’t the same as meeting the higher expectations of modern corporate governance. And TAB is not alone in raising this issue. In addition to the scathing BlackRock memo our proposal references, Glass Lewis has also raised serious concerns about RBI’s classifications.

“[W]e believe shareholders should look closely at a pattern of directors, classified as ‘independent’ by the Company, that we have designated as ‘affiliated’ on the basis of their strong ties to 3G Capital,” urged Glass Lewis in 2024, concluding that “shareholders may have cause for concern that 3G Capital’s interests are overrepresented on the board.”

We agree—and believe support for our proposal is strongly warranted.

PROPOSAL FIVE: FOOD WASTE

First, we believe the food waste reduction/diversion efforts described by the Board in its opposition statement are so insignificant, they should raise serious alarms for shareholders. And although the Board’s statement acknowledges that RBI wants to improve when it comes to food waste reduction, it opposes a proposal that would add data disclosure and measurable goals to those efforts.

Further, it outlines only extremely limited efforts to divert excess food.

For example, only 2,600 restaurants even “offer” to let consumers buy surplus food? That’s just 8% of RBI’s 32,000 restaurants worldwide.

Further, the opposition statement describes no efforts whatsoever to donate surplus food to people or families in need—something that’s common throughout the food industry and that can carry significant tax incentives.

Indeed, donating surplus food to combat hunger is a fundamental and exceedingly basic aspect of food waste reduction. As just a few examples, the ESG reports of McDonald’s, Wendy’s, Yum! Brands, Darden, Brinker, Starbucks, Domino’s, Papa Johns, Chipotle, and Dine Brands all discuss food donations. The fact that the Board doesn’t so much as even reference it should give shareholders significant pause about the company’s claims regarding food waste.

Additionally, the Board describes U.S. Burger Kings having recycled 12 million pounds of cooking oil into diesel or biodiesel in 2024. From an environmental perspective, that’s of course positive; and it’s financially beneficial too, as used cooking oil can be sold for this purpose.

However, there’s no indication what percentage of all the cooking oil used by those locations the 12 million pounds represents, so shareholders have no way of knowing whether this is actually a significant diversion. For all we know, those 12 million pounds could be just 1% (or 99%) of the participating locations’ cooking oil. Moreover, it’s not clear whether all U.S. Burger Kings even participate in this initiative, or just some of them.

But even if it is all the oil from all U.S. Burger Kings, that’s a single brand in a single country—with no reference to RBI’s other brands or operating regions. For example, does Popeye’s—which undoubtedly uses a tremendous amount of cooking oil—not have any such initiative?

Plus, that’s just recycling oil into diesel or biodiesel; what about reducing it? For instance, Brinker’s latest ESG report says that it’s “replaced traditional fryers with low-oil fryers,” resulting in a whopping 45% reduction in oil use. RBI’s opposition statement, by contrast, says nothing about low-oil fryers.

And anyway, all this is limited to a single type of ingredient (oil) from an extensive multi-ingredient supply system.

Moreover, although RBI claims its “predominantly franchised network” makes “comprehensive, standardized food waste data collection operationally complex,” as our proposal notes, the company clearly states it already works with franchisees proactively on ESG initiatives.

Further, other heavily franchised restaurant brands are taking concrete steps in this area. As a recent example, in March 2025, El Pollo Loco announced a series of measurable food waste objectives for company-owned locations and franchisees alike.

Available at bit.ly/ElPolloLoco-FoodWaste, they include: (1) Goals to reduce food waste at company-owned locations 20% by 2027 and 50% by 2030; and (2) the roll-out of a food waste reporting system for franchisees—with a goal to achieve 50% participation by 2027.

RBI, by contrast, discloses no such goals or food waste reporting system. The only specific (if one can even call it that) franchisee tool the company describes is that RBI provides them with “guidance” on portioning, storage, and forecasting.

What makes all this even more troubling is that based on its opposition statement, the Board clearly agrees that reducing food waste has financial benefits.

Indeed, how could it argue anything else? After all, the financial benefits of food waste reduction are well-established.

For example, as a recent National Restaurant Association article stated, “Many operators are tracking food waste as a waste prevention method, but there’s an opportunity to positively impact the bottom line too.” It continues: “With food costs representing 28% to 35% of sales in restaurants, preventing pre-consumer food waste boosts profitability. For every dollar invested in food-waste reduction, restaurants could realize approximately $8 in cost savings.” (See bit.ly/NRA-FoodWasteArticle.)

Further, a highly illuminating report was recently published by the organization Champions 12.3. Named after U.N. Sustainable Development Goal number 12.3 (to halve food waste globally by 2030), the organization’s leadership includes the CEOs of major food companies (e.g. Nestle, Kellanova, and Tesco), the Chief Economist for the United Nations Food & Agriculture Organization, the CEO of Rabobank, and many others.

Available at bit.ly/FoodWasteBusinessCase, The Business Case for Reducing Food Loss points out that throughout the food service industry, there’s a proven ROI in food waste reduction—and it’s quite high. Specifically, the report’s comprehensive, multi-sector survey found substantial financial benefits from food waste reduction efforts:

We analyzed nearly 1,200 business sites across 17 countries and more than 700 companies, representing a range of sectors including food manufacturing, food retail (e.g., grocery stores), hospitality (e.g., hotels, leisure), and food service (e.g., canteens, restaurants)…[and] found that 99 percent of the sites earned a positive return on investment. The median benefit-cost ratio—where half of the sites achieved a higher ratio while half achieved a lower ratio—was 14:1. In other words, half of the business sites earned greater than a 14-fold financial return on investment. Thus, for every $1 (or other relevant currency) invested in food loss and waste reduction, the median company site realized a $14 return.

That report further concluded that “[c]ompany sites with the highest returns tended to be restaurants.”

In fact, Champions 12.3 also published an entire report just covering the business case for reducing food waste at restaurants. (See bit.ly/RestaurantFoodWasteReport.) That report’s key findings included that within the first year of implementing a food waste reduction program, 76% of restaurant sites had recouped their investment and within two years, 89% had.

Moreover, the very first of that report’s recommended “key strategies for achieving food waste reduction” was to measure the amount of food waste being generated.

The old adage that “what gets measured gets managed” holds true for food waste.

As the Champions 12.3 “Business Case” report says, “Quantifying food loss and waste…can help decision-makers better understand how much, where, and why food is being lost or wasted,” thereby providing “an evidence-based foundation for developing and prioritizing food loss and waste reduction strategies.”

And it points out: “Measurement does not need to be a complex and resource-intensive exercise. Quantification and periodic monitoring can be integrated with other resource monitoring programs that governments and companies have in place. And as the financial benefit-cost ratio analyses above indicate, measurement can have a large positive payback.”

Similarly, the U.S. EPA advises companies, “Learn about what flows through your [operations] by measuring the amount, type, and reason for the generation of wasted food,” adding that “knowing how much and why wasted food is generated will help to create effective wasted food prevention strategies.” The agency says this “will also help to identify wasted food that is avoided and money saved” and even offers “a variety of free EPA tools available to conduct a waste audit.”

Yet, despite the financial benefits of food waste reduction, which the Board itself recognizes, RBI opposes the disclosure of food waste measurements or measurable goals.

While the opposition statement describes some (very limited) food waste reduction efforts, what’s missing are any kind of overall food waste measurements or measurable goals.

Taking steps like this (i.e., without measurable targets to work toward or progress measurements) is like building a house without blueprints. Any sincere reduction effort should, we believe, include measurements and measurable targets—so the company can ensure it’s working toward a tangible, quantifiable goal rather than the blind objective of trying to just generally reduce food waste.

“Targets set ambition, and ambition motivates action,” says the Champions 12.3 “Business Case” report. “To create the needed focus, therefore…companies should adopt explicit food loss and waste reduction targets.”

We agree. And indeed, many companies are setting measurable food waste targets. As our proposal highlights, for example, Starbucks and Yum! Brands both have measurable goals to reduce their food waste 50% by 2030. And as noted above, another heavily-franchised competitor (El Pollo Loco) is even rolling out a specific food waste measurement system for franchisees.

In conclusion, the advantages of supporting the proposal are clear; RBI’s reasons for opposing it are not.

In fact, it isn’t until the end of the opposition statement that the company finally offers its “reasons” for voting against the proposal ... in the form of four sweepingly generic lines, none of which are consistent with the company’s stated commitment to minimizing food waste and maximizing financial value.

Our proposal asks only for basic transparency on how much food waste RBI generates and the accountability and efficiency that comes from measurable targets for reducing it. RBI’s opposition statement offers no direct explanation why adding such important program elements wouldn’t be both responsible and profitable. Instead, it just describes a relatively meager number of food waste reduction examples (e.g., offering surplus food at 8% of locations and Burger Kings in one country recycling cooking oil). And this comes, as our proposal notes, almost a decade after identifying waste reduction as a “key” focus area.

We believe this clearly shows that RBI’s management of food waste (and its associated financial risks) is seriously lacking. That said, because 3G controls nearly 30% of the vote and the (3G-heavy) Board opposes this proposal, its adoption will require strong support from other holders. Based on the foregoing, we believe strong shareholder support is indeed clearly warranted. Thank you.

We’re not asking for and can’t accept your proxy. Please vote “FOR” Proposals 5 and 6.